# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OpenWorld, Inc., CIK 0001104038
CUSIP: 92346X305
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, 801 INTERNATIONAL PARKWAY, LAKE MARY, Florida (FL), 32746
Date of event which requires filing of this statement: 10/30/2026
Amends the filing with accession number 0000891839-26-000460
Filed by CIK 0002148402
Persons authorized to receive notices and communications: Alexander R. McClean, Esq., Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York (NY), 14604, 585-231-1248

## Reporting persons
- Shaw Matthew Ian (CIK 0002148402): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 6,361,843; shared voting power 0; sole dispositive power 6,361,843; shared dispositive power 0; aggregate amount beneficially owned 6,361,843 (40.7% of the class)
  Comment: The figures included in rows 7, 9 and 11 above include: (i) 685,923 shares of common stock held directly by Matthew Shaw; (ii) 685,923 shares of common stock held by Beech Holdings Ltd., of which Matthew Shaw has sole voting and dispositive power; and (iii) 4,989,997 shares of common stock held by Webslinger Holdings Inc., of which Matthew Shaw has sole voting and dispositive power.
  
  The percentage in row 13 above is based on 15,615,199 shares of common stock issued and outstanding as of November 3, 2026.
- Webslinger Holdings Inc.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 4,989,997; shared voting power 0; sole dispositive power 4,989,997; shared dispositive power 0; aggregate amount beneficially owned 4,989,997 (32% of the class)
  Comment: The percentage in row 13 above is based on 15,615,199 shares of common stock issued and outstanding as of November 3, 2026.
- Beech Holdings Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 685,923; shared voting power 0; sole dispositive power 685,923; shared dispositive power 0; aggregate amount beneficially owned 685,923 (4.4% of the class)
  Comment: The percentage in row 13 above is based on 15,615,199 shares of common stock issued and outstanding as of November 3, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: OpenWorld, Inc.
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, 801 INTERNATIONAL PARKWAY, LAKE MARY, Florida (FL), 32746
Comment:
The initial statement on Schedule 13D filed on October 7, 2026 (the Initial Schedule 13D) by Matthew Shaw (Mr. Shaw), Webslinger Holdings Inc., a Cayman Islands company (Webslinger) and Beech Holdings Ltd., a Cayman Islands entity (Beech Holdings and together with Mr. Shaw and Webslinger, the Reporting Persons) relating to the shares of common stock, par value $0.001 per share (Shares) of VerifyMe, Inc., a Nevada corporation (the Issuer), is hereby amended with respect to the matters set forth below in this Amendment No. 1. Unless otherwise indicated herein, there are no material changes to the information set forth in the Initial Schedule 13D.

The filing of this Amendment No. 1 constitutes an exit filing for Beech Holdings.

## Item 4. Purpose of Transaction
Purpose of transaction: As disclosed in the Issuer's Form 8-K filed with the SEC on October 30, 2026, in connection with the closing of Issuer's registered direct public offering on October 30, 2026 (the Offering), 1,494,084 Shares of common stock of the Issuer were issued to a certain institutional investor. Following the Offering, there are 15,615,199 Shares of common stock issued and outstanding, resulting in the each of Reporting Person's beneficial ownership decreasing by more than 1%. Beech Holdings' beneficial ownership also decreased below 5%.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D (Amendment No. 1), the aggregate number of Shares of the Issuer beneficially owned by the Reporting Persons is 6,361,843, which is comprised of 685,923 Shares owned directly by Mr. Shaw, 4,989,997 Shares owned by Webslinger, and 685,923 Shares owned by Beech Holdings. The percentage of aggregate Shares beneficially owned by the Reporting Persons is 40.7%.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D (Amendment No. 1), Mr. Shaw has sole voting and dispositive power over 6,361,843 Shares of the Issuer. Webslinger has sole voting and dispositive power over 4,989,997 Shares of the Issuer. Beech Holdings has sole voting and dispositive power over 685,923 Shares of the Issuer.
Transactions in the class effected during the past sixty days: As described in Item 3 of the Initial Schedule 13D, prior the closing of the Agreement and Plan of Merger by and among VerifyMe, Inc., VRME Subsidiary Corp. and Open Word Ltd. (the Merger), which occurred on September 30, 2026, Mr. Shaw individually held 8,877 shares of OpenWorld Ltd., a Cayman Island entity (OpenWorld Ltd). Webslinger owned an aggregate of 64,579 shares of OpenWorld Ltd. Beech Holdings owned 8,877 shares of OpenWorld Ltd. Upon the closing of the Merger, each outstanding share of OpenWorld Ltd. was converted into a Share of the Issuer at a ratio of 1:77.27. Upon closing of the Merger on September 30, 2026, Mr. Shaw's 8,877 shares of OpenWorld Ltd converted to 685,923 Shares of the Issuer, Webslinger's 64,579 shares of OpenWorld Ltd converted to 4,989,997 Shares of the Issuer, and Beech Holding's 8,877 shares of OpenWorld Ltd converted to 685,923 Shares of the Issuer. The Reporting Person's did not pay any monetary consideration for the conversions.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Beech Holdings ceased to be the beneficial owner of more than five percent of the Issuer's securities effective October 30, 2026.

## Signatures
- Shaw Matthew Ian: /s/ Matthew Shaw, Matthew Shaw (11/03/2026)
- Webslinger Holdings Inc.: /s/ Matthew Shaw, Matthew Shaw, Sole Director (11/03/2026)
- Beech Holdings Ltd: /s/ Matthew Shaw, Matthew Shaw, Authorized Signatory (11/03/2026)